UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo Begins Commercial Production of Cement from Piura Plant

-First ton of cement from new 1.6 million ton plant shipped today

-Piura plant to increase Cementos Pacasmsayo’s capacity while lowering costs

-Project proceeding on-time and under-budget

LIMA, Peru--(BUSINESS WIRE)--September 17, 2015--Cementos Pacasmayo S.A.A. and subsidiaries (NYSE:CPAC; BVL:CPACASC1) (“the Company” or “Cementos Pacasmayo”), a leading Peruvian supplier of cement and construction materials, announced today that it has begun commercial production from its new cutting edge Piura facility.

The first ton of cement from the Piura facility was produced and shipped today. The Piura plant will be the most modern cement plant in Latin America, featuring a multi-fuel kiln. Final capacity will be 1.6 million tons of cement per year, and 1.0 million tons of clinker per year.

“I am delighted to announce the beginning of commercial operations at the Piura plant, an important milestone for Cementos Pacasmayo and the Peruvian cement industry,” said Humberto Nadal, Chief Executive Officer of Cementos Pacasmayo. “Piura will offer our clients high-quality cement, with improved logistics, while simultaneously lowering our cost of production.

“We continue to execute this important project on time and under budget, demonstrating our expertise in large-scale, advanced facilities. We look forward to moving the plant along its production curve, creating value for all stakeholders,” Mr. Nadal concluded.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a leading Peruvian cement company, and the only cement manufacturer in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 57 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONTACT:
In Lima:
Cementos Pacasmayo Investor Relations
Manuel Ferreyros, CFO
Claudia Bustamante, Head of IR
511‐317‐6000 ext. 2165
cbustamante@cpsaa.com.pe
or
In New York:
MBS Value Partners
Hugh Collins
212-223-4632
hugh.collins@mbsvalue.com
or
For more information please visit www.cementospacasmayo.com.pe/investors/

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: September 17, 2015